SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934
[January 9, 2006]
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-___

SIGNATURES
Date  January 9, 2006
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo Executive Vice President and CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel
Metso Corporation

METSO TO SUPPLY GRATE KILN SYSTEM TO LKAB IN SWEDEN
(Helsinki, Finland, January 9, 2006) — Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso Minerals will supply a Grate Kiln system for iron ore pelletizing to LKAB in Kiruna, Sweden. The value of the order is EUR 65 million. The estimated start-up of the operation is the first quarter of 2008.
The new system called KK4 will produce 6 million tons of iron ore pellets for steel making per year. The Metso Minerals delivery comprises a grate preheater, rotary kiln, annular cooler and auxiliary equipment. The system will be used to indurate pellets for use in blast furnaces for the production of steel. When completed, the system will upgrade the pelletizing capacity for LKAB at Kiruna by over 50%.
KK4 is part of LKAB’s overall expansion of the mine and production facility in Kiruna. LKAB is the leading European producer of upgraded iron ore products for steelmaking. Headquartered in Luleå, Sweden, it had a net sales of EUR 975 million in 2004, and it employs approximately 3,500 employees.
Metso is a global engineering and technology corporation with 2004 net sales of approximately EUR 4 billion. Its 22,000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
For further information, please contact:
Donald Gaughenbaugh, VP, Pyro Processing and Bulk Materials Handling, Metso Minerals, tel. +1 570
271 7721
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation,
tel. +358 20 484 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.